Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

July 14, 2022

Mr. Ryan Lichtenfels

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Ltd (CIK No. 0001743340)
Response to the Staff’s Comments on the Registration Statement
on Form F-3 Filed on June 15, 2022

Dear Mr. Lichtenfels and Ms. Jaskot,

On behalf of our client, TuanChe Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments from the Staff on July 6, 2022 on the amendment No.1 to the registration statement on Form F-3 filed on June 15, 2022 (“Amendment No.1”). Concurrently with the submission of this letter, the Company is submitting its amendment No.2 to the Registration Statement (“Amendment No.2”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Responses to the comments contained in the Staff’s letter dated July 6, 2022

Prospectus Cover Page, page i

1.	We note your revisions in response to comment 1. Please further revise your disclosure to state that the VIE structure involves unique risks to investors and disclose that investors may never hold equity interests in the Chinese operating companies. Please also clarify that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, as we note that your current disclosure says that the VIE structure provides your "business operations in China with contractual exposure to foreign investment."

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2 and 3 of Amendment No.2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin       beijing       boston       BOULDER       brussels       hong kong       london       los angeles       new york       palo alto
SALT LAKE CITY       san diego       san francisco       seattle       shanghai       washington, dc       wilmington, de

2.	We note your disclosure here and elsewhere in the filing that you operate the value-added communications business in China through the VIEs and their subsidiaries, and rely on contractual agreements to control the business operations of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 3 of Amendment No.2.

3.	We note your response to comment 5. Please further revise your disclosure to briefly discuss the various PRC laws and regulations that could limit your ability to transfer cash between you, your subsidiaries, the VIEs, or investors.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5 and 17 of Amendment No.2.

4.	Where you discuss the legal and operational risks related to being based in and having significant operations in China, please include cross-references to the specific risk factors that discuss such risks.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No.2.

About this Prospectus, page 1

5.	Please revise the definition of “China” and “PRC” to remove the carve out for Hong Kong and Macau.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 1, 7 and 22 of Amendment No.2 and references to “China” and “PRC” throughout Amendment No.2.

Prospectus Summary, page 2

6.	Please revise to increase the font size of the corporate structure diagram so that it is readable. Please also identify the persons or entities that own the equity in TuanChe Limited (Cayman), and identify the place of incorporation for Long Ye International Limited and Long Ye Information Technology Limited. Please also indicate the percentage ownership for each entity. We note, for example, that you do not indicate the percentage of TuanChe Information Group Limited that is owned by TuanChe Group Inc.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No.2.

7.	We note your response to comment 8. Please further revise your disclosure to discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please provide a cross reference to the more detailed discussion of these risks in the prospectus or Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 18 of Amendment No.2.

8.	We note your revisions in response to our prior comment 10 and your disclosure that you have obtained all material license, permits or approvals. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. In addition, where you note that you and/or the VIEs may need to obtain certain permits each time before you hold an offline event, please clarify whether you need these approvals to operate your current business, and, if so, whether you have obtained such permits. Please also disclose whether any permissions or approvals have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No.2.

9.	You indicate that believe you are not required to obtain approval or clearance from either the CSRC or the CAC "as advised by [y]our PRC counsel." Please revise your disclosure to clarify whether you are relying on an opinion of counsel, and, if so please file the consent of counsel. Please make similar revisions elsewhere that you discuss approval by the CAC or CSRC, such as your risk factors beginning on page 18.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 18 and 19 of Amendment No.2.

10.	Where you discuss the transfer of cash through your organization on page 5, please include a cross reference to your consolidated financial statements contained in your Form 20-F. Please include a similar cross-reference for your related disclosure which appears on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of Amendment No.2.

Financial Information Related to the VIEs, page 6

11.	We note your response to comment 12. Please address the following:

•	Revise your schedules to disaggregate the WFOEs that are the primary beneficiary of the VIEs.
•	Revise your balance sheet information to separately present a line item for investment in subsidiaries.
•	Revise your operations information to separately present a line item for equity in loss of subsidiaries, VIEs and subsidiaries of VIEs.
•	Tell us why the net loss of Parent for each year presented does not agree to the condensed financial information of the Parent company as shown on page F-41 of your Form 20-F filed on April 29, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of Amendment No.2. The Company respectfully submits that the Parent’s net loss position as disclosed on Amendment No.1 differs from that as shown on page F-41 of the 2021 Form 20-F because the Company did not include equity in loss of subsidiaries, the VIEs and subsidiaries of the VIEs as a separate line item in the consolidated statements of operations and comprehensive loss relating to the Parent, the VIEs and the non-variable interest entities as of December 31, 2019, 2020 and 2021 on Amendment No.1, as such amounts would be set off by the corresponding intercompany elimination amounts in full and therefore would not affect the Group’s consolidated financial position, while the financial information of the Parent, as disclosed on page F-41 of the 2021 Form 20-F, reported such equity in loss in a separate line item, resulting in the difference in the Parent’s net loss position between Amendment No.1 and page F-41 of the 2021 Form 20-F. The Company has revised the consolidated statements of operations and comprehensive loss relating to the Parent, the VIEs and the non-variable interest entities as of December 31, 2019, 2020 and 2021 to add a separate line item for equity in loss of subsidiaries, the VIEs and subsidiaries of the VIEs and reconciled the net loss position of the Parent with the condensed financial information of the Parent as shown on page F-41 of the 2021 Form 20-F.

Failure to Comply with governmental regulations…, page 20

12.	We note your disclosure that there remain uncertainties as to whether your data processing activities may be deemed to affect national security and whether you would be required to apply for a cybersecurity review. You also state that you will closely monitor the rule-marking process and will assess and determine if you are required to apply for a cybersecurity review. However, we note that the Measures for Cybersecurity Review took effect on February 15, 2022. We note further your disclosure elsewhere that you have been advised by PRC counsel that you are not required to obtain the approval or clearance of the CAC in connection with any offering. Please reconcile your disclosure in the risk factor with your disclosure elsewhere. Please also disclose to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 18 and 19 of Amendment No.2.

Enforceability of Civil Liabilities, page 58

13.	Please revise to identify the directors, officers or members of senior management that are located in the PRC or Hong Kong. Please also add a risk factor addressing the challenges of bringing actions and enforcing judgments against such individuals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 58 of Amendment No.2.

General

14.	Please revise throughout to update your disclosure, as necessary. As examples only, we note that you disclose the last reported sales price and aggregate market value as of May 12, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No.2.

If you have any questions regarding the Amendment No.2, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Charles Yin at Marcum Bernstein & Pinchuk, LLP, by telephone at 86-20-3877-1089, or by email at charles.yin@marcumbp.com. Marcum Bernstein & Pinchuk, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Wei Wen, Chairman and Chief Executive Officer, TuanChe Ltd Chenxi Yu, Chief Financial Officer, TuanChe Ltd